UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67796 / September 7, 2012

Admin. Proc. File No. 3-14815

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                                                                    :
In the Matter of   :
                                                                    :
2-TRACK GLOBAL, INC.   :
                                                                    :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by 2-Track Global, Inc., and the Commission has not
chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to 2-Track Global, Inc. The order contained in that
decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)
of the Securities Exchange Act of 1934, the registration of the registered securities of 2-Track
Global, Inc., is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                                Elizabeth M. Murphy
                                                      Secretary

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1/   17 C.F.R. § 201.360(d).

2/   2-Track Global, Inc., Initial Decision Rel. No. 465 (July 24, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 465
ADMINISTRATIVE PROCEEDING
File No. 3-14815

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADVANCED BIOPHOTONICS, INC., ADVANCED VIRAL RESEARCH CORP., BRANTLEY CAPITAL CORP., BRILLIANT TECHNOLOGIES CORPORATION, 4C CONTROLS, INC., and 2-TRACK GLOBAL, INC.	: : : : : : : :	INITIAL DECISION AS TO 2-TRACK GLOBAL, INC. July 24, 2012

APPEARANCES: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Frank J. Hariton for Brilliant Technologies Corporation

Richard I. Anslow and Christine Melilli for 4C Controls, Inc.

Roger David Linn for 2-Track Global, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that six Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have not filed required periodic reports with the Commission. The last Respondent was served with the OIP on April 5, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). The Commission's Rules of Practice require that a Respondent file an Answer to the OIP within ten days of service. OIP at 3; 17 C.F.R. § 201.220(b). Brilliant Technologies Corporation (Brilliant Technologies), 4C Controls, Inc. (4C Controls), and 2-Track Global, Inc. (2-Track Global) filed their Answers on April 9, April 27, and June 4, 2012, respectively.

I held a prehearing conference on April 18, 2012, and on April 24, 2012, I issued an Order Making Findings and Revoking Registrations by Default as to Advanced BioPhotonics,

Inc., Advanced Viral Research Corp., and Brantley Capital Corp. See Advanced BioPhotonics, Inc., Exchange Act Release No. 66849. I held additional prehearing conferences on May 29, 2012, and July 16, 2012, to consider the position of Brilliant Technologies, 4C Controls, and 2-Track Global that they would make the missing periodic filings and satisfy the allegations in the OIP. At the prehearing conference on July 16, 2012, Brilliant Technologies and the Division of Enforcement (Division) informed me that they had agreed to settle the proceeding. 4C Controls and 2-Track Global acknowledged that they had not been able to make all the missing filings. An Initial Decision is due by August 3, 2012.

Findings of Fact

The Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Brilliant Technologies on July 20, 2012. Advanced BioPhotonics, Inc., Exchange Act Release No. 67473.

4C Controls, Central Index Key (CIK) No. 1318820, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 4C Controls is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $5,518,534 for the prior nine months. As of March 26, 2012, the common stock of 4C Controls was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). The Division has informed my Office that it has reached a verbal agreement with 4C Controls to settle the proceeding.

2-Track Global, CIK No. 1174290, is a Nevada corporation located in Lincroft, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 2-Track Global is delinquent in its periodic filings with the Commission. Prior to May 18, 2012, 2-Track Global had not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $710,544 for the prior nine months. As of March 26, 2012, the common stock of 2-Track Global was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

On May 18, 2012, 2-Track Global filed a Form 10-K for the year ended December 31, 2009. On June 5, 2012, the Division filed the Declaration of Chauncey L. Martin, Assistant Chief Accountant, Division of Corporation Finance, stating that 2-Track Global's 2009 Form 10-K contained an inconsistency in Item 307. On July 19, 2012, 2-Track Global filed a Form 10-K/A to amend its 2009 Form 10-K.

Conclusions of Law

Section 13(a) of the Exchange Act requires that every issuer of a security registered pursuant to Section 12 of the Exchange Act file with the Commission information, documents, and annual and quarterly reports as the Commission may require. Commission Rules 13a-1 and 13a-13 require that issuers file annual and quarterly reports, respectively. 17 C.F.R. §§ 240.13a-

1, .13a-13. The case law is absolute that accurate periodic financial reports are necessary for the protection of investors. <u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

The undisputed evidence is that the allegations in the OIP are true; 2-Track Global has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I will not reach any legal conclusions as to 4C Controls, based on the assumption that it will enter an Offer of Settlement.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of 2-Track Global is both necessary and appropriate for the protection of investors.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the registration of the registered securities of 2-Track Global, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge